PRESS RELEASE
For Immediate Release
Vivendi Exchangeco Inc. to Call Special Meeting of Holders of Exchangeable Shares to Consider Proposed Reorganization
TORONTO — September 29, 2006 - Vivendi Exchangeco Inc. (TSX: VUE) (Exchangeco) announced today that it will be convening a special meeting of the holders of its exchangeable shares to consider a reorganization to change the exchangeable shares into a new class of exchangeable shares.
Of the exchangeable shares issued in 2000 in connection with the creation of Exchangeco, 31,998,979 or 88% have already been exchanged at the request of holders, leaving only 4,316,085 or 12% outstanding. The new exchangeable shares would by their terms be redeemable at the option of Exchangeco prior to November 30, 2006 and would have a reduced notice period for redemption of at least 14 days. After November 30, 2006 the new exchangeable shares would be redeemable at the option of Exchangeco once fewer than 1,819,561 new exchangeable shares remain outstanding.
As an incentive for holders to vote in favour of the proposed reorganization, the consideration to be received upon a redemption of the new exchangeable shares on or prior to November 30, 2006, would be increased to include a cash payment in the amount of $1.42 (Canadian) per share. That payment would be in addition to the receipt of one ordinary share of Vivendi S.A. for each new exchangeable share redeemed as already provided for in the existing exchangeable share provisions. All other share provisions relating to the new exchangeable shares, including those relating to redemption in other circumstances, would be the same as those currently applicable to existing exchangeable shares.
If the proposed reorganization is approved at the special meeting, a notice of redemption will be sent to all holders of new exchangeable shares. At that time, holders of new exchangeable shares will be given the option to direct that some or all of their entitlement to ordinary shares of Vivendi S.A. be sold on the Euronext exchange in Paris, with the proceeds being forwarded to them. Vivendi S.A. will pay the brokerage fees incurred by holders in connection with such sale. The necessary instructions and direction forms will be included with the notice of redemption. Holders wishing to make such a sale will be required to submit their direction form and current exchangeable share certificates by no later than 12:00 noon (Eastern Standard Time) on the third business day before the effective date of redemption.

Approval of the proposed reorganization will be subject to the affirmative vote of not less than 66 2/3% of the votes cast by holders of exchangeable shares who are present in person or represented by proxy at the special meeting. The largest holder of exchangeable shares, 3774074 Canada Inc., which owns approximately 23% of the outstanding exchangeable shares, has agreed to vote in favour of the proposed reorganization.
The special meeting will be held on Wednesday, November 1, 2006 at 9:00 a.m. (Eastern Standard Time) at 199 Bay Street, Suite 2300, Commerce Court West, Toronto. Exchangeco has fixed Monday, October 2, 2006 as the record date for determining the holders of exchangeable shares entitled to notice of and to vote at the special meeting.
Further details regarding this and all other matters to be considered at the special meeting will be provided in a management information circular to be sent to all holders of exchangeable shares in advance of the meeting.
CONTACTS:

Media New York Flavie Lemarchand-Wood +(1) 212.572.1118 Paris Antoine Lefort +33 (0) 1 71 71 11 80 Agnès Vétillart +33 (0) 1 71 71 30 82 Alain Delrieu +33 (0) 1 71 71 10 86	Investor Relations

CIBC Mellon Trust Company
+(1) 800.387.0825 (toll-free)

Georgeson Shareholder Communications, Inc.
+(1) 866.904.6151 (toll-free) or 416.642.7090

New York
Eileen McLaughlin
+(1) 212.572.1334

Paris
Daniel Scolan
+33 (0) 171 71 32 91
Laurence Daniel
+33 (0) 171 71 12 33
Edouard Lassalle
+33 (0) 171 71 30 45